Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Capital Senior Living Corporation for the registration of up to an aggregate offering price of $50,000,000 of common stock, which is expected to be filed on or about December 5, 2003, and to the incorporation by reference therein of our report dated February 14, 2003, except for Note 3, as to which the date is March 25, 2003, with respect to the consolidated financial statements of Capital Senior Living Corporation included in its Annual Report (Form 10-K) for each of the three years in the period ended December 31, 2002, filed with the Securities and Exchange Commission.

Ernst & Young LLP

Dallas, Texas
December 3, 2003